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                              September 14, 2022

       Vivian Liu
       Chief Financial Officer
       ContextLogic Inc.
       One Sansome Street, 33rd Floor
       San Francisco, California 94104

                                                        Re: ContextLogic Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 14,
2022
                                                            Form 8-K filed
August 9, 2022
                                                            File No. 1-39775

       Dear Ms. Liu:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Note 7. Commitments and Contingencies
       Legal Contingencies and Proceedings, page 105

   1. If there is at least a reasonable possibility that a loss or additional loss may have been incurred, please revise
your disclosure to include an estimate of the possible loss or range of loss or a statement
that such an estimate cannot be made. This comment applies to each of the actions
disclosed, to the extent such disclosure is not provided. Refer to ASC
                                                        450-20-50-4b.
       Form 8-K Filed August 9, 2022

       Exhibit 99.1, page 10

   2. You present non-GAAP income statements. Please remove them in future filings or
 Vivian Liu
ContextLogic Inc.
September 14, 2022
Page 2
         explain why they are not prohibited. Refer to the first bullet in Question 102.10 of the
         Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at
(202) 551-
3336 with any questions.



FirstName LastNameVivian Liu                                   Sincerely,
Comapany NameContextLogic Inc.
                                                               Division of
Corporation Finance
September 14, 2022 Page 2                                      Office of Trade
& Services
FirstName LastName